EXHIBIT 23.1.1



The Board of Directors
General Communication, Inc.:

We consent to incorporation by reference in the registration statements (No. 33-60728 and No. 33 60222) on Forms S-8 of General Communication, Inc. of our report dated March 26, 1999, except for notes 6 and 12, which are dated as of April 13, 1999, relating to the consolidated balance sheets of General Communication, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998, and the related schedule, which report appears in the December 31, 1998, annual report on Form 10-K of General Communication, Inc.



                                           /s/
                                           KPMG LLP


Anchorage, Alaska
April 13, 1999